[Reference Translation]

October 28, 2010

To Whom It May Concern:
Company Name: Hino Motors, Ltd.
Name and Title of Representative:
Yoshio Shirai, President
(Code Number: 7205 The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Masashi Ueno, General Manager,
Corporate Communications Dept., Corporate Planning Division
Telephone Number: 042-586-5494
(The Parent Company of Hino Motors, Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Amendments to the Forecasts for FY2011

Based on our recent business results, we, Hino Motors, Ltd. (the “Company”), hereby announce the following amendments to the financial forecasts for FY2011 (April 1, 2010 through March 31, 2011), previously announced on April 27, 2010:

1.  Amendments to the forecasts of unconsolidated financial results for FY2011
 (April 1, 2010 through March 31, 2011)
(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	810,000	10,000	13,000	10,000	17.50
New forecasts (B)	900,000	5,000	5,500	4,000	7.01
Amount changed (B - A)	90,000	-5,000	-7,500	-6,000	-
% of change	11.1	-50.0	-57.7	-60.0	-
(Reference) Actual results for FY2010	746,876	-13,111	-9,227	-7,816	-13.67

2.  Reasons for the Amendments
Due to factors such as the increase in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company and the increase in the number of vehicle sales for overseas markets, the forecast of the unconsolidated net revenues for FY2011 increased from the previously announced forecast. However, due to factors such as a stronger yen in the currency exchange market and the increase of costs for new products and for increased production, the forecasts of the unconsolidated operating income, ordinary income and net income for FY2011 decreased from the previously announced forecasts.
The assumption of the exchange rate for the full fiscal year was amended from 90 yen per U.S. dollar to 85 yen per U.S. dollar and the assumption for the last half of the fiscal year was amended to 80 yen per U.S. dollar.

(Note)
The prospective figures for the financial results stated above are based upon information that is currently in Hino’s possession and upon certain premises that Hino deems reasonable.  Hino’s actual future performance or other similar results could differ materially from those discussed above, due to various factors.